UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2018

February 4, 2019

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 3240-3110
Quarterly securities report issuing date:	February 14, 2019
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2018

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
For the nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2018	5,023,125	9.7	1,184,876	(1.8)	872,232	1.0
December 31, 2017	4,577,331	6.0	1,206,031	(0.5)	863,427	9.7

(*)	Comprehensive income December 31, 2018: 279,708 million yen, (81.0)%; December 31, 2017: 1,470,500 million yen, - %

	Basic earnings per share	Diluted earnings per share
For the nine months ended	yen	yen
December 31, 2018	66.68	66.43
December 31, 2017	64.86	64.63

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
December 31, 2018	307,194,844	17,100,324	5.1
March 31, 2018	306,937,415	17,295,037	5.2

(Reference) Shareholders’ equity as of       December 31, 2018: 15,790,135 million yen;       March 31, 2018: 16,024,639 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
For the fiscal year	yen	yen	yen	yen	yen
ended March 31, 2018	—	9.00	—	10.00	19.00
ending March 31, 2019	—	11.00	—
ending March 31, 2019 (Forecast)				11.00	22.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2019 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2019.

(There is no change to our earnings target released on November 13, 2018.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2018	13,827,607,320 shares
	March 31, 2018	13,900,028,020 shares
(B) Treasury stocks:	December 31, 2018	905,097,166 shares
	March 31, 2018	737,138,211 shares
(C) Average outstanding of total stocks:	Nine months ended December 31, 2018	13,081,212,089 shares
	Nine months ended December 31, 2017	13,311,369,048 shares

ø This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2018”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of December 31, 2018
Assets:
Cash and due from banks	74,713,689	73,836,235
Call loans and bills bought	482,285	430,788
Receivables under resale agreements	5,945,875	11,188,512
Receivables under securities borrowing transactions	9,266,996	3,083,343
Monetary claims bought	5,529,619	7,141,777
Trading assets	15,247,156	16,473,787
Money held in trust	943,153	880,027
Securities	59,266,170	58,547,506
Loans and bills discounted	108,090,994	108,402,786
Foreign exchanges	2,942,499	2,362,369
Other assets	12,176,023	12,417,895
Tangible fixed assets	1,369,977	1,360,137
Intangible fixed assets	1,246,676	1,254,577
Net defined benefit assets	874,106	949,703
Deferred tax assets	89,172	92,837
Customers’ liabilities for acceptances and guarantees	9,560,158	9,463,103
Allowance for credit losses	(807,139)	(690,546)

Total assets	306,937,415	307,194,844

Liabilities:
Deposits	177,312,310	176,823,677
Negotiable certificates of deposit	9,854,742	7,904,516
Call money and bills sold	2,461,088	2,148,437
Payables under repurchase agreements	18,088,513	28,441,266
Payables under securities lending transactions	8,156,582	987,926
Commercial papers	2,181,995	2,298,584
Trading liabilities	10,898,924	11,248,552
Borrowed money	16,399,502	16,026,715
Foreign exchanges	2,037,524	1,982,995
Short-term bonds payable	847,299	606,499
Bonds payable	10,706,252	11,954,357
Due to trust accounts	10,382,479	9,644,009
Other liabilities	9,270,887	9,382,087
Reserve for bonuses	86,581	46,382
Reserve for bonuses to directors	620	590
Reserve for stocks payment	11,607	10,310
Net defined benefit liabilities	59,033	60,024
Reserve for retirement benefits to directors	1,088	986
Reserve for loyalty award credits	17,836	19,784
Reserve for contingent losses	318,002	223,299
Reserves under special laws	4,319	4,267
Deferred tax liabilities	867,919	700,599
Deferred tax liabilities for land revaluation	117,104	115,543
Acceptances and guarantees	9,560,158	9,463,103

Total liabilities	289,642,377	290,094,519

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of December 31, 2018
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,196,803	1,145,120
Retained earnings	10,064,649	10,659,098
Treasury stock	(522,158)	(627,811)

Total shareholders’ equity	12,880,807	13,317,920

Net unrealized gains (losses) on available-for-sale securities	2,388,234	1,715,547
Net deferred gains (losses) on hedging instruments	59,360	75,107
Land revaluation excess	170,239	169,051
Foreign currency translation adjustments	499,557	457,528
Remeasurements of defined benefit plans	62,182	81,183
Debt value adjustments of foreign subsidiaries and affiliates	(35,743)	(26,202)

Total accumulated other comprehensive income	3,143,832	2,472,214

Subscription rights to shares	274	217
Non-controlling interests	1,270,123	1,309,971

Total net assets	17,295,037	17,100,324

Total liabilities and net assets	306,937,415	307,194,844

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Ordinary income	4,577,331	5,023,125
Interest income	2,307,859	2,754,145
Interest on loans and bills discounted	1,526,438	1,754,192
Interest and dividends on securities	430,039	497,715
Trust fees	90,029	94,525
Fees and commissions	1,132,120	1,128,234
Trading income	228,406	176,475
Other operating income	322,276	282,567
Other ordinary income	496,639	587,177
Ordinary expenses	3,371,299	3,838,249
Interest expenses	874,180	1,304,252
Interest on deposits	307,245	414,885
Fees and commissions	160,921	163,858
Trading expenses	549	1,200
Other operating expenses	116,587	137,485
General and administrative expenses	2,022,285	2,018,267
Other ordinary expenses	196,774	213,184

Ordinary profits	1,206,031	1,184,876

Extraordinary gains	53,590	12,524
Gains on disposition of fixed assets	4,835	10,827
Reversal of reserve for contingent liabilities from financial instruments transactions	59	52
Gains on liquidation of subsidiaries	—	1,645
Gains on exchange of shares of affiliates	48,695	—
Extraordinary losses	48,792	46,380
Losses on disposition of fixed assets	6,382	5,138
Losses on impairment of fixed assets	22,839	23,102
Losses on change in equity	19,569	15,223
Losses on sales of shares of affiliates	—	2,916

Profits before income taxes	1,210,829	1,151,020

Income taxes current	250,249	140,027
Income taxes deferred	17,683	63,969

Total taxes	267,933	203,997

Profits	942,896	947,023

Profits attributable to non-controlling interests	79,469	74,791

Profits attributable to owners of parent	863,427	872,232

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Profits	942,896	947,023
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	582,868	(643,863)
Net deferred gains (losses) on hedging instruments	(51,023)	14,876
Land revaluation excess	(9)	—
Foreign currency translation adjustments	9,737	2,984
Remeasurements of defined benefit plans	32,251	17,220
Share of other comprehensive income of associates accounted for using equity method	(46,220)	(58,534)

Total other comprehensive income	527,603	(667,315)

Comprehensive income	1,470,500	279,708

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,379,956	202,648
Comprehensive income attributable to non-controlling interests	90,543	77,059

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

None.

(4)	Notes for Material Changes in Shareholders’ Equity

None.

6

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2018

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Non-consolidated ][ TB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BK and TB Combined including Trust Account ]	5
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	6
	[ BK Non-consolidated ][ TB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ]	10
	[ BK Non-consolidated ][ TB Non-consolidated ]

6. Loans and Deposits	[ BK and TB Combined ]	11
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) -(B)
	December 31, 2018 (A)	December 31, 2017 (B)
Gross profits	2,829,281	2,928,474	(99,192)
Gross profits before credit costs for trust accounts	2,829,281	2,928,474	(99,192)
Net interest income	1,450,023	1,433,700	16,322
Trust fees	94,525	90,029	4,496
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	964,375	971,199	(6,823)
Net trading profits	175,275	227,856	(52,581)
Net other operating profits	145,082	205,688	(60,606)
Net gains (losses) on debt securities	10,274	53,549	(43,275)
General and administrative expenses	1,988,194	1,971,339	16,854
Amortization of goodwill	13,392	13,033	359
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	854,480	970,167	(115,687)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	841,087	957,134	(116,046)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	841,087	957,134	(116,046)
Net non-recurring gains (losses)	343,788	248,897	94,891
Credit costs (3)	(99,636)	(129,320)	29,684
Losses on loan write-offs	(111,216)	(106,150)	(5,065)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	11,579	(23,170)	34,750
Reversal of allowance for credit losses (4)	69,155	35,561	33,594
Reversal of reserve for contingent losses included in credit costs (5)	48,521	—	48,521
Gains on loans written-off (6)	49,261	59,589	(10,327)
Net gains (losses) on equity securities	84,615	134,952	(50,337)
Gains on sales of equity securities	113,861	149,471	(35,609)
Losses on sales of equity securities	(16,927)	(13,253)	(3,674)
Losses on write-down of equity securities	(12,319)	(1,266)	(11,052)
Equity in earnings of equity method investees	241,879	202,242	39,636
Other non-recurring gains (losses)	(50,008)	(54,126)	4,118

Ordinary profits	1,184,876	1,206,031	(21,155)

Net extraordinary gains (losses)	(33,855)	4,798	(38,653)
Losses on impairment of fixed assets	(23,102)	(22,839)	(262)
Losses on change in equity	(15,223)	(19,569)	4,346
Gains on exchange of shares of affiliates	—	48,695	(48,695)
Profits before income taxes	1,151,020	1,210,829	(59,809)
Income taxes-current	140,027	250,249	(110,221)
Income taxes-deferred	63,969	17,683	46,285
Total taxes	203,997	267,933	(63,936)
Profits	947,023	942,896	4,127
Profits attributable to non-controlling interests	74,791	79,469	(4,678)

Profits attributable to owners of parent	872,232	863,427	8,805

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	67,302	(34,170)	101,472

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) -(B)
	December 31, 2018 (A)	December 31, 2017 (B)
Gross profits	1,442,708	1,586,812	(144,103)
Gross profits before credit costs for trust accounts	1,442,708	1,586,812	(144,103)
Net interest income	892,651	873,824	18,827
Trust fees	74,552	70,221	4,330
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	379,146	416,525	(37,379)
Net trading profits	37,501	61,769	(24,267)
Net other operating profits	58,855	164,470	(105,615)
Net gains (losses) on debt securities	15,380	52,113	(36,732)
General and administrative expenses	996,013	1,003,748	(7,735)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	446,694	583,063	(136,368)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	446,694	583,063	(136,368)
Net non-recurring gains (losses)	231,738	146,639	85,098
Credit costs (3)	(9,835)	(51,587)	41,752
Losses on loan write-offs	(21,402)	(28,290)	6,887
Provision for specific allowance for credit losses	—	—	—
Other credit costs	11,567	(23,297)	34,865
Reversal of allowance for credit losses (4)	111,404	93,489	17,914
Reversal of reserve for contingent losses included in credit costs (5)	55,287	—	55,287
Gains on loans written-off (6)	12,647	20,669	(8,022)
Net gains (losses) on equity securities	79,423	127,620	(48,196)
Gains on sales of equity securities	110,026	143,493	(33,467)
Losses on sales of equity securities	(17,396)	(15,262)	(2,134)
Losses on write-down of equity securities	(13,205)	(610)	(12,594)
Other non-recurring gains (losses)	(17,189)	(43,552)	26,363

Ordinary profits	678,432	729,702	(51,270)

Net extraordinary gains (losses)	165,377	39,164	126,212
Income before income taxes	843,809	768,867	74,942
Income taxes-current	76,548	183,134	(106,586)
Income taxes-deferred	47,496	8,951	38,544
Total taxes	124,044	192,086	(68,042)

Net income	719,765	576,780	142,984

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	169,503	62,571	106,931

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2018 (A)	December 31, 2017 (B)
Gross profits	1,196,948	1,318,245	(121,297)
Net interest income	784,060	757,701	26,359
Net fees and commissions	315,161	338,379	(23,218)
Net trading profits	23,063	48,881	(25,817)
Net other operating profits	74,662	173,283	(98,620)
Net gains (losses) on debt securities	18,065	53,105	(35,039)
General and administrative expenses	858,187	856,198	1,988
Amortization of goodwill	266	275	(8)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	339,027	462,322	(123,294)
Net operating profits before provision for general allowance for credit losses	338,761	462,047	(123,286)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	338,761	462,047	(123,286)
Net non-recurring gains (losses)	228,029	112,419	115,610
Credit costs (2)	(8,661)	(47,583)	38,922
Reversal of allowance for credit losses (3)	108,446	80,011	28,434
Reversal of reserve for contingent losses included in credit costs (4)	55,287	—	55,287
Gains on loans written-off (5)	12,640	20,118	(7,477)
Net gains (losses) on equity securities	70,994	98,122	(27,128)
Gains on sales of equity securities	100,084	111,877	(11,793)
Losses on sales of equity securities	(16,887)	(13,484)	(3,403)
Losses on write-down of equity securities	(12,202)	(271)	(11,931)
Other non-recurring gains (losses)	(10,678)	(38,249)	27,570

Ordinary profits	566,790	574,466	(7,675)

Net extraordinary gains (losses)	151,151	(9,879)	161,030
Income before income taxes	717,942	564,587	153,354
Income taxes-current	58,701	135,359	(76,657)
Income taxes-deferred	29,322	4,030	25,292
Total taxes	88,024	139,389	(51,365)

Net income	629,918	425,198	204,720

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	167,713	52,546	115,167
Provision for general allowance for credit losses	149,994	88,287	61,707
Provision for special allowance for credit losses	(41,792)	(7,994)	(33,797)
Allowance for credit to specific foreign borrowers	244	(280)	525
Losses on loans write-off	(20,584)	(28,289)	7,705
Provision for contingent losses included in credit costs	55,287	(12,086)	67,374
Gains on loans written-off	12,640	20,118	(7,477)
Losses on sales of other loans, etc.	11,922	(7,207)	19,129

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) -(B)
	December 31, 2018 (A)	December 31, 2017 (B)
Gross profits	245,759	268,566	(22,806)
Gross profits before credit costs for trust accounts	245,759	268,566	(22,806)
Trust fees	74,552	70,221	4,330
Credit costs for trust accounts (1)	—	—	—
Net interest income	108,591	116,122	(7,531)
Net fees and commissions	63,985	78,146	(14,160)
Net trading profits	14,437	12,888	1,549
Net other operating profits	(15,807)	(8,812)	(6,994)
Net gains (losses) on debt securities	(2,684)	(991)	(1,692)
General and administrative expenses	137,826	147,550	(9,724)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	107,933	121,015	(13,082)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	107,933	121,015	(13,082)
Net non-recurring gains (losses)	3,708	34,220	(30,512)
Credit costs (3)	(1,173)	(4,004)	2,830
Reversal of allowance for credit losses (4)	2,957	13,477	(10,520)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	6	551	(545)
Net gains (losses) on equity securities	8,429	29,498	(21,068)
Gains on sales of equity securities	9,941	31,615	(21,674)
Losses on sales of equity securities	(509)	(1,777)	1,268
Losses on write-down of equity securities	(1,002)	(339)	(663)
Other non-recurring gains (losses)	(6,510)	(5,303)	(1,207)

Ordinary profits	111,641	155,236	(43,594)

Net extraordinary gains (losses)	14,225	49,043	(34,818)
Income before income taxes	125,867	204,279	(78,412)
Income taxes-current	17,847	47,775	(29,928)
Income taxes-deferred	18,173	4,921	13,251
Total taxes	36,020	52,697	(16,677)

Net income	89,847	151,582	(61,735)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,789	10,025	(8,235)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	2,945	16,975	(14,029)
Provision for special allowance for credit losses	11	(3,497)	3,509
Allowance for credit to specific foreign borrowers	—	0	(0)
Losses on loans write-offs	(818)	(0)	(818)
Provision for contingent losses included in credit costs	(354)	(4,396)	4,041
Gains on loans written-off	6	551	(545)
Losses on sales of other loans, etc.	—	392	(392)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	108,911	118,812
Doubtful	327,607	344,145
Special Attention	201,369	462,747
Non Performing Loans	637,889	925,704
Total loans	103,189,683	104,665,778
Non Performing Loans / Total loans	0.61%	0.88%

BK Non-consolidated
	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	108,108	117,413
Doubtful	323,749	338,442
Special Attention	198,262	434,940
Non Performing Loans	630,120	890,796
Total loans	98,268,375	89,765,097
Non Performing Loans / Total loans	0.64%	0.99%

TB Non-consolidated
	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	803	1,395
Doubtful	3,792	5,619
Special Attention	2,985	27,661
Non Performing Loans	7,581	34,676
Total loans	4,906,724	14,884,494
Non Performing Loans / Total loans	0.15%	0.23%

TB Non-consolidated: Trust Account
	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	0	3
Doubtful	65	83
Special Attention	121	144
Non Performing Loans	187	232
Total loans	14,583	16,186
Non Performing Loans / Total loans	1.28%	1.43%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2018		As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	4,511,177	276	3,593,058	37,990

	(in millions of yen)
	As of December 31, 2018		As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	54,382,122	2,599,864	55,397,324	3,517,412
Domestic equity securities	4,792,323	2,539,622	5,541,043	3,220,193
Domestic bonds	25,418,038	301,828	26,980,627	305,519
Other	24,171,760	(241,586)	22,875,652	(8,300)
Foreign equity securities	143,939	(5,885)	334,540	35,975
Foreign bonds	17,834,101	(159,241)	17,448,342	(139,099)
Other	6,193,719	(76,459)	5,092,769	94,823

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,154,166	37,762	1,909,933	44,573
Stocks of subsidiaries and affiliates	1,199,201	(66,387)	932,607	105,350

	(in millions of yen)
	As of December 31, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	38,129,375	2,089,177	38,764,391	2,757,167
Domestic equity securities	3,882,104	1,959,465	4,497,191	2,517,171
Domestic bonds	22,599,125	280,352	23,610,239	273,943
Other	11,648,146	(150,639)	10,656,960	(33,947)
Foreign equity securities	69,564	28,684	229,935	40,051
Foreign bonds	8,087,400	(53,243)	7,663,006	(56,832)
Other	3,491,181	(126,081)	2,764,018	(17,166)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	917,342	1,657	494,365	2,702
Stocks of subsidiaries and affiliates	42,267	(46)	7,190	413

	(in millions of yen)
	As of December 31, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	12,129,804	513,196	12,874,815	745,891
Domestic equity securities	949,841	508,659	1,093,627	640,863
Domestic bonds	2,920,770	20,678	3,471,719	30,690
Other	8,259,193	(16,141)	8,309,468	74,338
Foreign equity securities	53,687	(40,569)	91,065	(11,387)
Foreign bonds	6,680,877	(19,514)	7,025,849	(12,310)
Other	1,524,628	43,942	1,192,552	98,036

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2017
ROE	8.56	8.82

Note:
ROE is computed as follows:

Profits attributable to owners of parent × 4 / 3	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2018	For the nine months ended December 31, 2017
Average interest rate on loans and bills discounted	0.78	0.80
Average interest rate on deposits and NCD	0.00	0.01
Interest rate spread	0.77	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.83	0.86
Interest rate spread	0.82	0.85
BK Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2018	For the nine months ended December 31, 2017
Average interest rate on loans and bills discounted	0.81	0.88
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.80	0.88

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.84	0.94
Interest rate spread	0.83	0.94
TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2018	For the nine months ended December 31, 2017
Average interest rate on loans and bills discounted	0.39	0.45
Average interest rate on deposits and NCD	0.04	0.07
Interest rate spread	0.34	0.38

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.63	0.50
Interest rate spread	0.58	0.42

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Deposits (ending balance)	161,714,367	160,799,777
Deposits (average balance)	164,107,579	158,125,973
Loans (ending balance)	93,312,549	93,727,957
Loans (average balance)	94,864,193	95,206,469

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Domestic deposits (ending balance)*	140,424,843	138,437,269
Individuals	77,498,465	75,302,588

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Deposits (ending balance)	147,834,176	145,492,629
Deposits (average balance)	150,178,617	143,218,442
Loans (ending balance)	88,509,674	79,213,244
Loans (average balance)	89,339,724	80,916,947

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Domestic deposits (ending balance)*	128,032,695	124,710,836
Individuals	70,108,653	67,612,602

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Deposits (ending balance)	13,880,190	15,307,147
Deposits (average balance)	13,928,961	14,907,531
Loans (ending balance)	4,802,874	14,514,713
Loans (average balance)	5,524,469	14,289,522

	(in millions of yen)
	As of December 31, 2018	As of March 31, 2018
Domestic deposits (ending balance)*	12,392,147	13,726,432
Individuals	7,389,812	7,689,986

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2018	As of December 31, 2018
Assets:
Loans and bills discounted	306,755	384,446
Securities	53,976,806	53,405,884
Beneficiary rights to the trust	72,399,465	77,714,625
Securities held in custody accounts	3,121,503	3,742,884
Monetary claims	16,876,864	17,535,352
Tangible fixed assets	13,544,869	14,164,417
Intangible fixed assets	130,851	133,838
Other claims	3,645,903	3,405,348
Call loans	384,210	1,133,417
Due from banking account	9,626,979	8,928,980
Cash and due from banks	6,671,875	5,769,012

Total	180,686,086	186,318,207

Liabilities:
Money trusts	25,052,352	24,003,151
Pension trusts	11,946,499	11,523,493
Property formation benefit trusts	7,608	7,251
Investment trusts	77,208,657	82,360,316
Money entrusted other than money trusts	3,718,032	3,956,134
Securities trusts	5,200,280	5,935,395
Monetary claim trusts	15,977,728	16,501,912
Equipment trusts	72,741	80,428
Land and fixtures trusts	43,894	43,834
Composite trusts	41,458,291	41,906,289

Total	180,686,086	186,318,207

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,505 millions of yen as of March 31, 2018 and 1,504 millions of yen as of December 31, 2018, respectively.